Mail Stop 3561

January 10, 2007

Arden A. Kelton, PhD
Qualsec
1770 N. Research Pky., Suite 181
North Logan, Utah 84341

> **Re: Qualsec**
> **Offering Statement on Form 1-A**
> **Filed on November 22, 2006**
> **File No. 24-10160**

Dear Mr. Kelton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II – Offering Circular

Risk Factors, page 3

General

1. Please revise this section of the offering circular to address more fully both the risks related to the company's early stage of development and those related to its common stock. In your discussion, please address such matters as the following.

        a.   Risks relating to early stage of development, for example:

- the company's sole dependence on a novel technological device that has yet to be developed;

- the potential inadequacy of resources to develop a prototype of the device, even if the company receives all of the proceeds from the offering;

- the possibility that additional financing may not be available when needed;

- the possibility that development of a prototype cannot be carried out in six months of development, as contemplated;

- the possibility that the company will not succeed in developing a prototype;

- the possibility that, even if a working prototype is developed, it cannot be manufactured at a reasonable cost or in a reasonable quantity, either for technical reasons or because the company cannot obtain a manufacturer;

- the possibility that, if the device is to be manufactured by a third party, the manufacturer may not perform its obligations as expected and/or that other unforeseen problems may arise;

- the possibility that if the product can be manufactured, the company will be unable to manufacture the device or to obtain an appropriate third-party manufacturer;

- the possibility that if the company will not be able to market the device, even if it is successfully developed, due to availability of a superior product from another source(s) or for other reasons;

- the potential that the technological device may raise ethically sensitive and controversial issues that could become the subject of legislation or regulations that could materially restrict the company's operations;

- the possibility that the device may never be profitable;

- the possibility that the company could be subject to product liability claims.

- the company's absence of operational history and the resulting difficulty for potential investors to evaluate the company's activities and prospects for profitable operations;

- the rapidly changing technology and evolving standards in the company's market; and

- the possibility that the officer's patent application may be denied and the proprietary technology may not be protected.

b. Risks relating to company's common stock, for example:

- the lack of assurance that any or all of the shares will be sold

- the lack of an escrow account and a minimum offering;

- the lack of a trading market for the company's securities;

- the immediate substantial dilution that purchasers of the shares will incur, in terms of book value, from the public offering price of the shares;

- the arbitrary determination of the offering price of the shares; and

- the control of the company by two shareholders who have the power to direct all corporate decisions.

2. With respect to the identified risk factors on page 3, please explain the risk to potential investors.

3. In regards to risk factor two on page 3, please further discuss that the company is only raising $300,000 in this offering when the company needs approximately $5 million to bring its product to market.

Business and Properties, page 3

4. We note the disclosure that the inventor of the patent is an officer of the company who has assigned all rights to the patent application to Qualsec. Please disclose the principal terms of this agreement and file it as an exhibit.

5. Please discuss in detail the proprietary technology in which the company has applied for patent protection.

6. Please disclose in this section how the company will actually achieve the goals discussed in item 4. For example, the company plans to develop a complete prototype of the device in six months' time, see page 8. Explain the relationship of the engineering design to the patents and the technical considerations that will be involved in the execution of this part of the company's business plan.

7. Please discuss in this section and in the milestones, whether the company has estimated the point at which additional financing would begin to become necessary and the sources of financing that would be available.

8. In answering question 4, please significantly revise your disclosure to answer specifically the questions presented. For example, please provide a detailed description of each milestone, expected manner of occurrence or method of achievement, and, for each milestone, the date or number of months after receipt of proceeds when the milestone should be accomplished. Please specifically include the amount of proceeds required for each milestone. In addition, state the probable consequences to the company of delays in achieving each of the events or milestones within the stated time schedule, as required by question 4(b).

9. Please reconcile the milestones on page 8 with the use of proceeds section and the statement on page 12 that you will need "an additional $4,500,000 to meet [y]our funding requirements over the next 18 months."

10. Please disclose how the company will arrange to "[m]eet with appropriate governmental officials to commence Homeland Security marketing," "begin manufacturing," and begin medical device marketing, all within the anticipated timetable, see page 8.

Use of Proceeds, page 10

11. Please disclose how the company will proceed if it receives gross proceeds of the offering in an amount from $0 to $300,000. Consider discussing the company's plans if it receives one of several specific potential amounts in the range of potential gross proceeds from the offering.

12. Please disclose any sources of financing that are currently in place. For example, the offering circular indicates on page 11 that if the company receives less than the maximum offering, "[it] will spend the first dollars received on Engineering, then on Marketing, and officers and directors will fund General and Administrative expenses from personal resources." Discuss the commitment of the officers and directors to fund these expenses, the terms of the commitments, and any related agreements and/or efforts of the company to assure that these individuals will be financially able to meet their commitments. Also discuss whether the officers and directors will provide any additional funding if the company raises the maximum in the offering.

Management Relationships, Transactions and Remuneration

13. Please update the information provided in item 40(b), concerning remuneration to Mr. Kelton, and provide a copy of the related employment agreement, if any, and/or non-competition agreement, if any. Please reconcile this disclosure with the use of proceeds and milestones sections.

* * * * * *

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests a qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for a qualification date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant a qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck at (202) 551-3233 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jehu Hand, Esq.
       Fax: (949) 489-0034